SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for September 2007

São Paulo, October 4, 2007 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, that operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, that operates the VARIG brand), today released preliminary passenger statistics for the month of September 2007. Consolidated domestic passenger traffic (RPK) for September 2007 increased 21% and capacity (ASK) increased 49% year-over-year. Domestic consolidated load factor for the month was 62%, and in the international market consolidated load factor was 59%. GOL’s total consolidated load factor for the month of September was 61%. Average fares increased 1% versus September 2006.

GTA’s domestic passenger traffic (RPK) for September 2007 was 1,351mm and capacity (ASK) was 2,106mm. International passenger traffic (RPK) was 167mm and capacity (ASK) was 284mm. VRG’s domestic passenger traffic (RPK) for September 2007 was 87mm and capacity (ASK) was 218mm. International passenger traffic (RPK) was 175mm and capacity (ASK) was 299mm.

Operating Data	September	September	Change
	2007 *	2006 *	(%)
Total System
ASK (mm) (1)	2,907.4	1,728.3	68.2%
RPK (mm) (2)	1,779.8	1,305.5	26.3%
Load Factor (3)	61.2%	75.5%	-14.3 p.p.
Domestic Market
ASK (mm) (1)	2,323.9	1,562.3	48.7%
RPK (mm) (2)	1,437.4	1,185.5	21.2%
Load Factor (3)	61.9%	75.9%	-14.0 p.p.
International Market
ASK (mm) (1)	583.5	166.0	251.5%
RPK (mm) (2)	342.4	120.0	185.3%
Load Factor (3)	58.7%	72.3%	-13.6 p.p.
( * ) September 2007 - preliminary data; final data for September 2006.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

Preliminary 3Q07 Figures. The Company also announces preliminary figures for 3Q07. During 3Q07, GTA launched 14 new daily flights, while VRG launched daily flights to Paris and Rome. During the quarter, capacity additions facilitated an increase in ASKs of approximately 40% versus 3Q06 (an increase of approximately 71% including VRG). During 3Q07, GTA incorporated into its fleet five Boeing 737-800 aircraft and VRG incorporated one 767-300. RPKs in 3Q07 increased approximately 12% versus 3Q06 (an increase of approximately 33% including VRG). Preliminary figures for the second quarter show that GOL achieved a load factor of approximately 63% (approximately 61% including VRG), a passenger yield of approximately R$23 cents (approximately R$22 cents including VRG), and net operating revenues per ASK (“RASK”) of approximately R$15.5 cents (approximately R$14.5 cents including VRG). Consolidated operating expenses per ASK in the quarter were impacted by one-time costs related to VRG’s operations in the amount of approximately R$19mm. For 3Q07, total operating expenses per ASK (“CASK”) are estimated at R$14.3 cents (CASK decreased approximately 13% in the quarter versus 3Q06, excluding VRG).

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About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300-115-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 13 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Manaus, Porto Alegre, Recife, Rio de Janeiro (Galeão and Santos Dumont), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 20 daily flights to six international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Buenos Aires (Monday - Friday), 0810 32182744 in other areas of Argentina (Monday - Friday), or 54 11 5480 8017 9 in all areas of Argentina (Saturday - Sunday and Holidays), 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 023 859 1250 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

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CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Corporate Communications	Investor Relations
Ph: (5511) 3169 6967	Ph: (5511) 3169 6800
E-mail:	E-mail: ri@golnaweb.com.br
comunicacaocorporativa@golnaweb.com.br	Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com;
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.